# Dreyfus Premier Emerging Markets Fund

**SEMIANNUAL REPORT** November 30, 2006



**Dreyfus**
A Mellon Financial Company℠

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# Contents

## THE FUND

## FOR MORE INFORMATION

# The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Emerging Markets Fund, covering the six-month period from June 1, 2006, through November 30, 2006.

Although reports of declining housing prices in the United States recently have raised some economic concerns among both U.S. and international investors, we believe that neither a domestic recession nor a major shortfall in global growth is likely. Stimulative monetary policies among many central banks over the last several years have left a legacy of ample financial liquidity worldwide, which should continue to support global economic growth. Indeed, most nations' monetary policies have so far tightened only from stimulative to neutral, leaving room for further expansion.

The long rally in international equity markets, including the emerging markets, seems to support the view that global economic conditions remain sound. However, we have begun to see evidence that investors anticipating a slower-growth economy have turned toward companies with the ability to sustain profitability in a variety of economic environments. This pattern is consistent with previous mid-cycle slowdowns. Of course, there is no guarantee how the markets will perform, and we encourage you to discuss the implications of these and other matters with your financial advisor.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



## DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Senior Portfolio Manager

### How did Dreyfus Premier Emerging Markets Fund perform relative to its benchmark?

For the six-month period ended November 30, 2006, the fund produced total returns of 15.00% for its Class A shares, 14.51% for Class B shares, 14.57% for Class C shares, 15.17% for Class R shares and 14.72% for Class T shares.[1] This compares with a 17.94% total return provided by the Morgan Stanley Capital International Emerging Markets Index (MSCI EM Index), the fund's benchmark, for the same period.[2]

We primarily attribute the market's strong returns to rising global demand for the natural resources and manufactured goods produced by many developing nations. The fund's returns fell short of the benchmark, primarily due to strong returns from MSCI EM Index components that did not meet our value-oriented investment criteria.

### What is the fund's investment approach?

The fund seeks long-term capital growth by investing at least 80% of its assets in the stocks of companies organized, or with a majority of assets or business, in countries generally represented in the MSCI EM Index. Normally, the fund will not invest more than 25% of its total assets in any single emerging market country. We identify potential investments through quantitative and fundamental research, using a value-oriented approach that emphasizes individual stock selection over economic and industry trends. We assess how a stock is valued relative to its intrinsic worth, the company's efficiency and profitability, and the presence of a catalyst that could trigger an increase in the stock's price in the near- or intermediate term.

### What other factors influenced the fund's performance?

A growing global economy, robust demand for exports, generally accommodative monetary policies among central banks and ample investment capital helped drive many emerging markets stocks higher during the

reporting period. However, sharp declines in oil prices during the late summer and fall and lower commodities prices — including copper, platinum, zinc, nickel and a more significant decline in gold — resulted in shifts in market leadership. Stocks of companies that had been negatively affected by high oil and commodity prices rebounded as energy prices fell during the fall of 2006, while mining companies and energy-related businesses produced more modest returns.

We attribute the fund's underperformance compared to its benchmark primarily to its holdings in China, India and Taiwan. In China, the fund's limited participation in a number of IPOs in the banking industry held back its relative performance. The Chinese government forgave a significant amount of debt held by state-controlled banks during the reporting period in an effort to make them more attractive to investors. In our analysis, however, many of these banks were too richly valued to meet our investment criteria. The fund's lack of exposure to India's information technology and biotechnology companies also undermined returns. In addition, the fund's sizeable overweight position in state-owned refiners BPCL and HPCL detracted from performance. These companies are forced to subsidize the Indian consumer with inexpensive fuel and cooking oil, so when oil prices are high, earnings are negatively impacted. While these stocks rebounded somewhat in the early fall when oil prices declined, it was not enough to offset earlier losses.

Other detractors from the fund's relative performance included Taiwanese technology stocks, most notably notebook manufacturers Compal Electronics and Quanta Computer, which suffered amid a slowdown in demand for personal computers. BenQ Corporation, Taiwan's largest cell phone manufacturer, also declined after the company purchased Siemens's handset division and announced substantial losses.

These disappointments were offset to a significant degree by better performance from holdings in South Africa, Brazil and the Philippines. In South Africa, building and construction conglomerate Aveng fared well due to the country's stable economic expansion and preparations to host the World Cup in 2010. In addition, paper and forest products

companies, including Sappi Limited, rebounded when oil and gas prices fell, thereby reducing manufacturing costs. In Brazil, positive returns were more broadly based, with stocks in the banking, retail, telecommunications and paper industries posting strong gains. The banking industry in the Philippines, which represented a relatively small area of investment for the fund and the MSCI EM Index, produced some of the emerging markets' better returns as declining interest rates led to higher levels of lending activity.

### What is the fund's current strategy?

Although we choose investments using a bottom-up process, it is worth noting that macroeconomic conditions in the emerging markets appear to be sound. Domestic consumption remains strong in many of these regions, trading surpluses seem to be the norm rather than the exception, and most governments have expressed a commitment to some degree of economic reform.

As always, however, we have remained focused on price, diversification and quality in our search for investment ideas. Recent additions to the fund include a generic pharmaceutical firm in South Africa, an oil and gas refiner in Russia, a Taiwanese printed circuit board manufacturer and a South Korean brokerage firm. Conversely, we have sold or reduced the fund's positions in certain banks located in India and Malaysia as they have reached our price targets.

December 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Emerging Markets Fund from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000+ | $ 9.97 | $ 14.09 | $ 13.88 | $ 8.31 | $ 12.11 |
| Ending value (after expenses) | $1,150.00 | $1,145.10 | $1,145.70 | $1,151.70 | $1,147.20 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000+ | $ 9.35 | $ 13.21 | $ 13.01 | $ 7.79 | $ 11.36 |
| Ending value (after expenses) | $1,015.79 | $1,011.93 | $1,012.13 | $1,017.35 | $1,013.79 |

† *Expenses are equal to the fund's annualized expense ratio of 1.85% for Class A, 2.62% for Class B, 2.58% for Class C, 1.54% for Class R and 2.25% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

November 30, 2006 (Unaudited)

| Common Stocks−94.6% | Shares | Value ($) |
|---|---|---|
| **Argentina−.2%** | | |
| Petrobras Energia Participaciones, ADR | 219,700 [a] | **2,460,640** |
| **Brazil−8.5%** | | |
| Banco Itau Holding Financeira, ADR | 187,790 | 6,287,209 |
| Brasil Telecom Participacoes, ADR | 357,860 | 13,473,429 |
| Braskem, ADR | 192,100 | 2,791,213 |
| Centrais Eletricas Brasileiras | 100,262 | 2,382,553 |
| Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR | 266,900 | 8,279,238 |
| Cia de Saneamento Basico do Estado de Sao Paulo | 25,731 | 3,104,826 |
| Cia Vale do Rio Doce (CVRD), ADR | 133,500 | 3,705,960 |
| Empresa Brasileira de Aeronautica, ADR | 202,770 | 8,443,343 |
| Grendene | 786,000 | 7,921,775 |
| Petroleo Brasileiro, ADR | 418,429 | 39,395,090 |
| Tele Norte Leste Participacoes, ADR | 726,740 | 10,850,228 |
| Unibanco−Uniao de Bancos Brasileiros, ADR | 126,810 | 10,737,003 |
| Votorantim Celulose e Papel, ADR | 230,600 | 4,588,940 |
| | | **121,960,807** |
| **Chile−.5%** | | |
| Masisa, ADR | 126,100 | 1,235,780 |
| United Breweries, ADR | 221,300 | 6,430,978 |
| | | **7,666,758** |
| **China−4.5%** | | |
| China Telecom, Cl. H | 34,651,800 | 16,036,519 |
| Huadian Power International, Cl. H | 23,039,000 | 8,885,189 |
| Huaneng Power International, Cl. H | 9,643,600 | 7,872,175 |
| Industrial & Commercial Bank of China, Cl. H | 12,214,000 [a] | 6,170,669 |
| Sinotrans, Cl. H | 18,625,500 | 6,704,213 |
| Weiqiao Textile, Cl. H | 8,005,600 | 9,879,772 |
| Yanzhou Coal Mining, Cl. H | 12,461,100 | 8,858,564 |
| | | **64,407,101** |
| **Czech Republic−.8%** | | |
| Komercni Banka | 76,810 | **11,476,142** |
| **Hong Kong−4.2%** | | |
| Brilliance China Automotive Holdings | 21,926,000 | 3,748,805 |
| CNOOC | 26,241,100 | 23,208,779 |
| Denway Motors | 31,223,300 | 12,282,366 |
| Global Bio-Chem Technology Group | 14,130,700 | 4,614,017 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Hong Kong (continued)** | | |
| Panva Gas Holdings | 3,943,600 a | 2,002,497 |
| Shanghai Industrial Holdings | 4,924,500 | 10,483,451 |
| Texwinca Holdings | 7,151,300 | 4,826,431 |
| | | **61,166,346** |
| **Hungary−.6%** | | |
| Magyar Telekom Telecommunications | 1,713,133 a | **8,358,688** |
| **India−6.8%** | | |
| Andhra Bank | 833,463 | 1,653,211 |
| Bharat Petroleum | 1,266,516 | 9,768,644 |
| GAIL India | 455,840 | 2,722,775 |
| GAIL India, GDR | 187,400 b | 6,465,300 |
| Hindalco Industries | 1,698,370 | 6,604,568 |
| Hindalco Industries, GDR | 1,616,000 b | 6,302,400 |
| Hindalco Industries, GDR (Prepaid Shares) | 241,990 b,c | 511,057 |
| Hindustan Petroleum | 1,554,363 | 9,885,248 |
| Jet Airways India | 219,082 | 3,310,791 |
| Mahanagar Telephone Nigam | 2,519,240 | 7,569,017 |
| Mahanagar Telephone Nigam, ADR | 451,521 | 2,677,520 |
| Oil & Natural Gas | 734,044 | 14,002,807 |
| Reliance Energy | 204,570 | 2,412,328 |
| Reliance Industries | 178,968 | 4,949,645 |
| State Bank of India | 248,500 | 7,321,278 |
| State Bank of India, GDR | 174,600 b | 12,309,300 |
| | | **98,465,889** |
| **Indonesia−.9%** | | |
| Gudang Garam | 6,169,400 | 6,697,821 |
| Indofood Sukses Makmur | 7,373,700 | 1,126,370 |
| Indosat | 8,021,700 | 5,032,709 |
| | | **12,856,900** |
| **Israel−2.6%** | | |
| Bank Hapoalim | 581,593 | 2,805,799 |
| Bank Leumi Le-Israel | 857,500 | 3,453,454 |
| Check Point Software Technologies | 311,756 a | 7,139,212 |
| Makhteshim-Agan Industries | 271,200 | 1,443,928 |
| Super-Sol | 395,957 a | 1,475,152 |
| Teva Pharmaceutical Industries, ADR | 659,100 | 21,130,746 |
| | | **37,448,291** |

**8**

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Malaysia—5.0%** | | |
| AMMB Holdings | 6,609,000 | 6,137,711 |
| Gamuda | 6,044,400 | 8,152,756 |
| Genting | 1,110,700 | 8,979,540 |
| Malayan Banking | 5,277,900 | 16,921,957 |
| MK Land Holdings | 1,522,800 | 267,269 |
| Proton Holdings | 1,585,800 | 2,586,020 |
| Resorts World | 2,787,800 | 10,171,078 |
| Sime Darby | 9,860,300 | 18,396,082 |
| | | **71,612,413** |
| **Mexico—5.6%** | | |
| Cemex (Units) | 2,998,044 [a] | 9,795,227 |
| Coca-Cola Femsa, ADR | 387,510 | 13,791,481 |
| Consorcio ARA | 121,900 | 718,933 |
| Controladora Comercial Mexicana (Units) | 6,098,700 | 12,148,738 |
| Embotelladoras Arca | 1,286,600 | 4,218,822 |
| Grupo Aeroportuario del Sureste, ADR | 181,590 | 8,004,487 |
| Grupo Continental | 4,396,550 | 8,409,621 |
| Kimberly-Clark de Mexico, Cl. A | 1,086,900 | 4,548,055 |
| Organizacion Soriana, Cl. B | 247,800 | 1,564,155 |
| Telefonos de Mexico, ADR, Ser. L | 646,540 | 16,874,694 |
| | | **80,074,213** |
| **Philippines—1.4%** | | |
| ABS-CBN Broadcasting | 4,130,600 [a] | 1,604,724 |
| Banco de Oro Universal Bank | 805,600 [a] | 715,366 |
| Banco de Oro Universal Bank, GDR | 183,300 [a,b] | 3,255,378 |
| Bank of the Philippine Islands | 6,051,881 [a] | 7,572,485 |
| Manila Electric, Cl. B | 4,488,864 [a] | 2,944,260 |
| SM Prime Holdings | 19,504,700 | 3,857,640 |
| | | **19,949,853** |
| **Poland—.8%** | | |
| Telekomunikacja Polska | 1,453,932 | **11,301,742** |
| **Russia—4.8%** | | |
| Gazprom, ADR | 551,225 | 25,742,208 |
| LUKOIL, ADR | 385,575 | 34,316,175 |
| MMC Norilsk Nickel, ADR | 22,200 | 3,441,000 |
| Novolipetsk Steel, GDR | 232,200 [b] | 5,479,920 |
| | | **68,979,303** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **South Africa—6.9%** | | |
| Alexander Forbes | 2,561,764 | 5,494,889 |
| Aspen Pharmacare | 547,700 | 2,583,787 |
| Aveng | 374,585 | 1,714,246 |
| Bidvest Group | 646,828 | 11,533,230 |
| Edgars Consolidated Stores | 742,618 | 3,886,232 |
| Nampak | 4,710,921 | 13,824,091 |
| Nedbank Group | 1,369,161 | 24,010,970 |
| Sanlam | 7,127,261 | 17,727,771 |
| Sappi | 890,109 | 14,368,513 |
| Steinhoff International Holdings | 1,403,277 | 4,310,053 |
| | | **99,453,782** |
| **South Korea—20.1%** | | |
| Daelim Industrial | 70,247 | 6,076,887 |
| Hanwha Chemical | 867,330 | 10,918,615 |
| Hynix Semiconductor | 127,670 [a] | 4,849,097 |
| Hyundai Department Store | 97,588 | 8,715,089 |
| Hyundai Mobis | 99,265 | 9,217,312 |
| Hyundai Motor | 201,270 | 15,245,759 |
| Industrial Bank of Korea | 190,420 | 3,462,554 |
| Kookmin Bank | 241,780 | 18,834,594 |
| Kookmin Bank, ADR | 77,802 | 6,088,007 |
| Korea Electric Power | 648,705 | 27,046,825 |
| Korea Electric Power, ADR | 35,300 | 758,597 |
| Korea Exchange Bank | 212,180 [a] | 3,104,850 |
| KT, ADR | 626,000 | 15,900,400 |
| Kumho Tire | 757,600 | 10,311,642 |
| Kumho Tire, GDR | 260,000 [b] | 1,769,422 |
| LG Chem | 279,530 | 12,902,773 |
| LG Electronics | 274,648 | 16,459,967 |
| LG.Philips LCD | 250,280 [a] | 7,809,468 |
| LG.Philips LCD, ADR | 33,500 [a] | 520,925 |
| Lotte Shopping | 36,407 | 14,905,168 |
| POSCO | 25,048 | 7,869,611 |
| POSCO, ADR | 119,970 | 9,460,834 |
| Samsung Electronics | 48,811 | 33,507,013 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **South Korea (continued)** | | |
| Samsung SDI | 62,839 | 4,482,705 |
| Samsung Securities | 57,980 | 3,300,131 |
| Shinhan Financial Group | 270,170 | 13,153,855 |
| SK | 43,142 | 3,175,073 |
| SK Telecom | 6,999 | 1,626,624 |
| SK Telecom, ADR | 721,260 | 18,702,272 |
| | | **290,176,069** |
| **Taiwan—15.9%** | | |
| Advanced Semiconductor Engineering | 1,910,863 [a] | 2,197,005 |
| BenQ | 20,209,450 [a] | 11,118,164 |
| China Motor | 8,274,614 | 7,570,038 |
| Chinatrust Financial Holding | 17,447,456 | 14,883,319 |
| Chunghwa Telecom, ADR | 939,000 | 17,841,000 |
| Compal Electronics | 12,111,484 | 11,117,635 |
| Compal Electronics, GDR | 2,319,957 [b] | 10,323,810 |
| Far Eastern Textile | 4,122,240 | 3,484,570 |
| First Financial Holding | 21,748,446 | 16,233,193 |
| Fubon Financial Holding | 8,061,000 | 7,586,384 |
| Nan Ya Printed Circuit Board | 123,000 | 864,859 |
| Nien Hsing Textile | 5,891,000 | 3,459,404 |
| Nien Made Enterprises | 3,172,380 | 2,941,474 |
| Optimax Technology | 5,678,181 [a] | 4,018,864 |
| Powerchip Semiconductor | 4,000,000 | 2,596,198 |
| Quanta Computer | 13,292,877 | 23,171,635 |
| Radiant Opto-Electronics | 1,968,500 | 3,066,370 |
| Shin Kong Financial Holding | 386,000 | 397,274 |
| SinoPac Financial Holdings | 31,429,103 | 16,853,498 |
| Sunplus Technology | 5,953,680 | 6,109,169 |
| Taiwan Cement | 4,471,885 | 4,056,555 |
| Taiwan Mobile | 818,429 | 818,303 |
| United Microelectronics | 52,658,433 | 34,422,063 |
| United Microelectronics, ADR | 3,520,432 | 12,462,329 |
| Wan Hai Lines | 499,000 | 293,031 |
| Yageo | 26,549,200 [a] | 11,569,888 |
| | | **229,456,032** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Thailand—2.9%** | | |
| Bangkok Bank | 468,100 | 1,708,346 |
| C.P. Seven Eleven | 9,934,500 | 1,840,491 |
| Charoen Pokphand Foods | 40,341,000 | 5,956,465 |
| Delta Electronics Thai | 4,234,000 | 2,076,010 |
| Kasikornbank | 4,903,000 | 9,766,388 |
| Krung Thai Bank | 20,150,800 | 7,747,069 |
| Siam Commercial Bank | 4,341,800 | 8,467,085 |
| Siam Makro | 1,497,000 | 3,670,038 |
| | | **41,231,892** |
| **Turkey—1.4%** | | |
| KOC Holding | 1,438,880 [a] | 4,924,826 |
| Turkcell Iletisim Hizmetleri | 1,186,300 | 5,544,220 |
| Turkiye Is Bankasi, Cl. C | 2,442,390 | 10,155,642 |
| | | **20,624,688** |
| **United States—.2%** | | |
| Taro Pharmaceutical Industries | 330,800 [a] | **3,317,924** |
| **Total Common Stocks** | | |
| (cost $1,006,914,866) | | **1,362,445,473** |

| Preferred Stocks—3.7% | | |
|---|---|---|
| **Brazil:** | | |
| Braskem, Cl. A | 912,600 | 6,657,803 |
| Centrais Eletricas Brasileiras, Cl. B | 313,201 | 6,673,798 |
| Cia de Tecidos do Norte de Minas—Coteminas | 85,709 | 9,113,795 |
| Cia Energetica de Minas Gerais | 158,896 | 7,198,417 |
| Cia Paranaense de Energia, Cl. B | 578,197 | 6,388,771 |
| Klabin | 1,221,100 | 2,935,608 |
| Telecomunicacoes de Sao Paulo | 191,823 | 4,341,958 |
| Telemar Norte Leste, Cl. A | 134,300 | 3,042,395 |
| Telemig Celular Participacoes | 3,517,989 | 6,473,230 |
| **Total Preferred Stocks** | | |
| (cost $33,884,528) | | **52,825,775** |

| Other Investment−.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $3,700,000) | 3,700,000 <sup>d</sup> | **3,700,000** |
| **Total Investments** (cost $1,044,499,394) | **98.5%** | **1,418,971,248** |
| **Cash and Receivables (Net)** | **1.5%** | **21,835,286** |
| **Net Assets** | **100.0%** | **1,440,806,534** |

*ADR—American Depository Receipts*
*GDR—Global Depository Receipts*

[a] *Non-income producing security.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $46,416,587 or 3.2% of net assets.*

[c] *The value of this security has been determined in good faith under the direction of the Board of Directors.*

[d] *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 20.0 | Consumer Staples | 5.6 |
| Information Technology | 13.4 | Utilities | 5.6 |
| Energy | 12.6 | Health Care | 1.9 |
| Consumer Discretionary | 11.8 | Money Market Investment | .3 |
| Telecommunication Services | 11.6 | Forward Currency | |
| Materials | 9.3 | Exchange Contracts | .0 |
| Industrial | 6.4 | | **98.5** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
|   Unaffiliated issuers | 1,040,799,394 | 1,415,271,248 |
|   Affiliated issuers | 3,700,000 | 3,700,000 |
| Cash | | 802,442 |
| Cash denominated in foreign currencies | 18,117,460 | 18,298,587 |
| Receivable for investment securities sold | | 7,204,424 |
| Dividends and interest receivable | | 2,740,003 |
| Receivable for shares of Common Stock subscribed | | 1,194,874 |
| Unrealized appreciation on forward currency exchange contracts–Note 4 | | 14,787 |
| Prepaid expenses | | 51,894 |
| | | **1,449,278,259** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 1,749,310 |
| Payable for investment securities purchased | | 3,720,515 |
| Payable for shares of Common Stock redeemed | | 1,117,841 |
| Unrealized depreciation on forward currency exchange contracts–Note 4 | | 3,576 |
| Accrued expenses | | 1,880,483 |
| | | **8,471,725** |
| **Net Assets ($)** | | **1,440,806,534** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 712,249,253 |
| Accumulated undistributed investment income–net | | 6,741,455 |
| Accumulated net realized gain (loss) on investments | | 347,165,033 |
| Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions | | 374,650,793 |
| **Net Assets ($)** | | **1,440,806,534** |

## Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 1,280,215,778 | 4,172,444 | 8,298,521 | 148,036,533 | 83,258 |
| Shares Outstanding | 48,278,997 | 160,709 | 318,804 | 5,554,814 | 3,179 |
| **Net Asset Value Per Share ($)** | **26.52** | **25.96** | **26.03** | **26.65** | **26.19** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended November 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $2,363,209 foreign taxes withheld at source): | |
|     Unaffiliated issuers | 13,720,244 |
|     Affiliated issuers | 186,723 |
| Interest | 9,886 |
| **Total Income** | **13,916,853** |
| **Expenses:** | |
| Management fee–Note 3(a) | 8,342,389 |
| Shareholder servicing costs–Note 3(c) | 2,207,007 |
| Custodian fees | 1,309,596 |
| Prospectus and shareholders' reports | 136,339 |
| Directors' fees and expenses–Note 3(d) | 72,279 |
| Distribution fees–Note 3(b) | 43,796 |
| Professional fees | 39,268 |
| Registration fees | 39,061 |
| Loan commitment fees–Note 2 | 4,690 |
| Miscellaneous | 34,945 |
| **Total Expenses** | **12,229,370** |
| **Investment Income–Net** | **1,687,483** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | 125,749,634 |
| Net realized gain (loss) on forward currency exchange contracts | (534,149) |
| **Net Realized Gain (Loss)** | **125,215,485** |
| Net unrealized appreciation (depreciation) on investments and foreign currency transactions | 57,765,902 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **182,981,387** |
| **Net Increase in Net Assets Resulting from Operations** | **184,668,870** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended November 30, 2006 (Unaudited) | Year Ended May 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 1,687,483 | 12,947,921 |
| Net realized gain (loss) on investments | 125,215,485 | 306,797,202 |
| Net unrealized appreciation (depreciation) on investments | 57,765,902 | 69,492,428 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **184,668,870** | **389,237,551** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | – | (17,085,237) |
| Class B shares | – | (24,875) |
| Class C shares | – | (56,946) |
| Class R shares | – | (599,406) |
| Class T shares | – | (656) |
| Net realized gain on investments: | | |
| Class A shares | – | (148,048,021) |
| Class B shares | – | (484,587) |
| Class C shares | – | (1,020,019) |
| Class R shares | – | (4,209,879) |
| Class T shares | – | (7,746) |
| **Total Dividends** | **–** | **(171,537,372)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 99,529,872 | 302,737,669 |
| Class B shares | 29,972 | 454,468 |
| Class C shares | 22,129 | 937,023 |
| Class R shares | 87,635,488 | 18,733,792 |
| Dividends reinvested: | | |
| Class A shares | – | 140,092,027 |
| Class B shares | – | 456,277 |
| Class C shares | – | 864,774 |
| Class R shares | – | 4,086,544 |
| Class T shares | – | 8,402 |
| Cost of shares redeemed: | | |
| Class A shares | (335,688,847) | (371,093,477) |
| Class B shares | (549,835) | (940,796) |
| Class C shares | (852,556) | (3,011,819) |
| Class R shares | (8,178,813) | (5,733,753) |
| Class T shares | (2,820) | (879) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(158,055,410)** | **87,590,252** |
| **Total Increase (Decrease) in Net Assets** | **26,613,460** | **305,290,431** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,414,193,074 | 1,108,902,643 |
| **End of Period** | **1,440,806,534** | **1,414,193,074** |
| Undistributed investment income–net | 6,741,455 | 5,053,972 |

| | Six Months Ended November 30, 2006 (Unaudited) | Year Ended May 31, 2006 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 4,248,632 | 13,288,763 |
| Shares issued for dividends reinvested | – | 6,473,504 |
| Shares redeemed | (14,615,873) | (16,046,530) |
| **Net Increase (Decrease) in Shares Outstanding** | **(10,367,241)** | **3,715,737** |
| **Class B[a]** | | |
| Shares sold | 1,230 | 20,916 |
| Shares issued for dividends reinvested | – | 21,309 |
| Shares redeemed | (23,632) | (40,384) |
| **Net Increase (Decrease) in Shares Outstanding** | **(22,402)** | **1,841** |
| **Class C** | | |
| Shares sold | 951 | 42,764 |
| Shares issued for dividends reinvested | – | 40,429 |
| Shares redeemed | (38,259) | (132,187) |
| **Net Increase (Decrease) in Shares Outstanding** | **(37,308)** | **(48,994)** |
| **Class R** | | |
| Shares sold | 3,775,140 | 811,541 |
| Shares issued for dividends reinvested | – | 188,407 |
| Shares redeemed | (347,730) | (237,328) |
| **Net Increase (Decrease) in Shares Outstanding** | **3,427,410** | **762,620** |
| **Class T** | | |
| Shares issued for dividends reinvested | – | 392 |
| Shares redeemed | (115) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **(115)** | **392** |

[a] *During the period ended November 30, 2006, 1,463 Class B shares representing $33,294 were automatically converted to 1,436 Class A shares and during the period ended May 31, 2006, 7,346 Class B shares representing $167,772 were automatically converted to 7,223 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended November 30, 2006 (Unaudited) | 2006 | Year Ended May 31, 2005 | 2004 | 2003[a] | 2002 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 23.06 | 19.50 | 16.77 | 12.25 | 13.07 | 11.65 |
| Investment Operations: | | | | | | |
| Investment income−net[b] | .03 | .21 | .23 | .16 | .10 | .25 |
| Net realized and unrealized gain (loss) on investments | 3.43 | 6.33 | 4.22 | 4.47 | (.83) | 1.33 |
| Total from Investment Operations | 3.46 | 6.54 | 4.45 | 4.63 | (.73) | 1.58 |
| Distributions: | | | | | | |
| Dividends from investment income−net | – | (.31) | (.08) | (.11) | (.10) | (.16) |
| Dividends from net realized gain on investments | – | (2.67) | (1.64) | – | – | – |
| Total Distributions | – | (2.98) | (1.72) | (.11) | (.10) | (.16) |
| Redemption fee added to paid-in capital | – | – | – | – | .01 | .00[c] |
| Net asset value, end of period | 26.52 | 23.06 | 19.50 | 16.77 | 12.25 | 13.07 |
| **Total Return (%)** | 15.00[d,e] | 34.52[d] | 26.47[d] | 37.65[d] | (5.39)[d] | 13.80 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .93[e] | 1.81 | 1.85 | 1.86 | 1.96 | 1.82 |
| Ratio of net expenses to average net assets | .93[e] | 1.80 | 1.85 | 1.86 | 1.96 | 1.82 |
| Ratio of net investment income to average net assets | .11[e] | .94 | 1.22 | .97 | .90 | 2.18 |
| Portfolio Turnover Rate | 22.05[e] | 50.00 | 41.36 | 47.45 | 48.52 | 62.10 |
| Net Assets, end of period ($ x 1,000) | 1,280,216 | 1,352,639 | 1,070,893 | 906,065 | 542,076 | 529,455 |

[a] The fund changed to a five class fund on November 15, 2002. The existing shares were redesignated Class A shares.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
See notes to financial statements.

| Class B Shares | Six Months Ended November 30, 2006 (Unaudited) | Year Ended May 31, | | | |
|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 22.67 | 19.21 | 16.61 | 12.20 | 10.84 |
| Investment Operations: | | | | | |
| Investment income (loss)−net [b] | (.06) | .04 | .06 | .02 | .10 |
| Net realized and unrealized gain (loss) on investments | 3.35 | 6.23 | 4.18 | 4.46 | 1.36 |
| Total from Investment Operations | 3.29 | 6.27 | 4.24 | 4.48 | 1.46 |
| Distributions: | | | | | |
| Dividends from investment income−net | − | (.14) | − | (.07) | (.10) |
| Dividends from net realized gain on investments | − | (2.67) | (1.64) | − | − |
| Total Distributions | − | (2.81) | (1.64) | (.07) | (.10) |
| Net asset value, end of period | 25.96 | 22.67 | 19.21 | 16.61 | 12.20 |
| **Total Return (%)[c]** | 14.51[d] | 33.53 | 25.46 | 36.70 | 13.56[d] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.31[d] | 2.57 | 2.67 | 2.63 | 1.46[d] |
| Ratio of net expenses to average net assets | 1.31[d] | 2.57 | 2.67 | 2.63 | 1.46[d] |
| Ratio of net investment income (loss) to average net assets | (.26)[d] | .16 | .32 | .11 | 1.06[d] |
| Portfolio Turnover Rate | 22.05[d] | 50.00 | 41.36 | 47.45 | 48.52 |
| Net Assets, end of period ($ x 1,000) | 4,172 | 4,151 | 3,481 | 3,246 | 536 |

[a] From November 15, 2002 (commencement of initial offering) to May 31, 2003.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

See notes to financial statements.

| Class C Shares | Six Months Ended November 30, 2006 (Unaudited) | Year Ended May 31, | | | |
|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 22.72 | 19.25 | 16.63 | 12.22 | 10.84 |
| Investment Operations: | | | | | |
| Investment income (loss)−net[b] | (.06) | .05 | .07 | .02 | .11 |
| Net realized and unrealized gain (loss) on investments | 3.37 | 6.24 | 4.19 | 4.46 | 1.37 |
| Total from Investment Operations | 3.31 | 6.29 | 4.26 | 4.48 | 1.48 |
| Distributions: | | | | | |
| Dividends from investment income−net | − | (.15) | − | (.07) | (.10) |
| Dividends from net realized gain on investments | − | (2.67) | (1.64) | − | − |
| Total Distributions | − | (2.82) | (1.64) | (.07) | (.10) |
| Net asset value, end of period | 26.03 | 22.72 | 19.25 | 16.63 | 12.22 |
| **Total Return (%)[c]** | 14.57[d] | 33.58 | 25.47 | 36.72 | 13.75[d] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.29[d] | 2.53 | 2.61 | 2.58 | 1.47[d] |
| Ratio of net expenses to average net assets | 1.29[d] | 2.52 | 2.61 | 2.58 | 1.47[d] |
| Ratio of net investment income (loss) to average net assets | (.25)[d] | .20 | .39 | .11 | 1.11[d] |
| Portfolio Turnover Rate | 22.05[d] | 50.00 | 41.36 | 47.45 | 48.52 |
| Net Assets, end of period ($ x 1,000) | 8,299 | 8,092 | 7,797 | 8,947 | 1,726 |

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended November 30, 2006 (Unaudited) | Year Ended May 31, | | | |
|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 23.14 | 19.55 | 16.80 | 12.27 | 10.84 |
| Investment Operations: | | | | | |
| Investment income—net[b] | .07 | .31 | .29 | .21 | .14 |
| Net realized and unrealized gain (loss) on investments | 3.44 | 6.33 | 4.24 | 4.47 | 1.40 |
| Total from Investment Operations | 3.51 | 6.64 | 4.53 | 4.68 | 1.54 |
| Distributions: | | | | | |
| Dividends from investment income—net | – | (.38) | (.14) | (.15) | (.11) |
| Dividends from net realized gain on investments | – | (2.67) | (1.64) | – | – |
| Total Distributions | – | (3.05) | (1.78) | (.15) | (.11) |
| Net asset value, end of period | 26.65 | 23.14 | 19.55 | 16.80 | 12.27 |
| **Total Return (%)** | 15.17[c] | 35.00 | 26.87 | 38.19 | 14.32[c] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .77[c] | 1.47 | 1.49 | 1.52 | .89[c] |
| Ratio of net expenses to average net assets | .77[c] | 1.46 | 1.49 | 1.52 | .89[c] |
| Ratio of net investment income to average net assets | .29[c] | 1.33 | 1.52 | 1.26 | 1.61[c] |
| Portfolio Turnover Rate | 22.05[c] | 50.00 | 41.36 | 47.45 | 48.52 |
| Net Assets, end of period ($ x 1,000) | 148,037 | 49,236 | 26,675 | 8,036 | 2,745 |

[a] From November 15, 2002 (commencement of initial offering) to May 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

| Class T Shares | Six Months Ended November 30, 2006 (Unaudited) | | Year Ended May 31, | | |
| --- | --- | --- | --- | --- | --- |
| | | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 22.83 | 19.31 | 16.63 | 12.19 | 10.84 |
| Investment Operations: | | | | | |
| Investment income (loss)−net[b] | (.02) | .14 | .14 | .07 | .06 |
| Net realized and unrealized gain (loss) on investments | 3.38 | 6.28 | 4.18 | 4.47 | 1.39 |
| Total from Investment Operations | 3.36 | 6.42 | 4.32 | 4.54 | 1.45 |
| Distributions: | | | | | |
| Dividends from investment income−net | – | (.23) | – | (.10) | (.10) |
| Dividends from net realized gain on investments | – | (2.67) | (1.64) | – | – |
| Total Distributions | – | (2.90) | (1.64) | (.10) | (.10) |
| Net asset value, end of period | 26.19 | 22.83 | 19.31 | 16.63 | 12.19 |
| **Total Return (%)[c]** | 14.72[d] | 34.19 | 25.84 | 37.33 | 13.47[d] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.13[d] | 2.16 | 2.27 | 2.24 | 1.49[d] |
| Ratio of net expenses to average net assets | 1.13[d] | 2.15 | 2.27 | 2.24 | 1.49[d] |
| Ratio of net investment income (loss) to average net assets | (.08)[d] | .59 | .77 | .45 | .52[d] |
| Portfolio Turnover Rate | 22.05[d] | 50.00 | 41.36 | 47.45 | 48.52 |
| Net Assets, end of period ($ x 1,000) | 83 | 75 | 56 | 77 | 5 |

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

*See notes to financial statements.*

## NOTE 1—Significant Accounting Policies:

Dreyfus Premier Emerging Markets Fund (the "fund") is a separate non-diversified series of Dreyfus International Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers one series, the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services

offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to

reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2006 was as follows: ordinary income $38,088,139 and long-term capital gains $133,449,233. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2006, the fund did not borrow under the Facility.

NOTES TO FINANCIAL STATEMENTS (Unaudited) *(continued)*

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

During the period ended November 30, 2006, the Distributor retained $1,568 from commissions earned on sales of the fund's Class A shares and $2,823 and $2 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2006, Class B, Class C and Class T shares were charged $14,907, $28,793 and $96, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2006, Class A, Class B, Class C and Class T shares were charged $1,515,808, $4,969, $9,598 and $96, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing per-

sonnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $104,211 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,445,046, Rule 12b-1 distribution plan fees $7,595, shareholder services plan fees $259,501, chief compliance officer fees $1,704 and transfer agency per account fees $35,464.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended November 30, 2006, amounted to $292,376,278 and $437,148,843, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value

of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at November 30, 2006:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|
| **Purchase;** | | | | |
| Czech Republic Koruna, expiring 12/1/2006 | 41,969,031 | 1,978,271 | 1,990,657 | 12,386 |
| **Sales:** | | **Proceeds ($)** | | |
| South African Rand, expiring 12/1/2006 | 3,621,050 | 508,396 | 505,995 | 2,401 |
| South African Rand, expiring 12/4/2006 | 636,225 | 88,703 | 88,904 | (201) |
| Thai Bhat, expiring 12/1/2006 | 23,632,996 | 655,017 | 658,392 | (3,375) |
| **Total** | | | | **11,211** |

At November 30, 2006, accumulated net unrealized appreciation on investments was $374,471,854, consisting of $405,317,791 gross unrealized appreciation and $30,845,937 gross unrealized depreciation.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on June 29, 2006. The proposal con-sidered at the meeting, and the results, are as follows:

|  | Shares | |
| --- | --- | --- |
|  | Votes For | Authority Withheld |
| To elect additional Board Members: |  |  |
| Peggy C. Davis † | 35,417,543 | 343,034 |
| Joseph S. DiMartino† | 35,429,927 | 330,650 |
| David P. Feldman† | 35,427,395 | 333,181 |
| Ehud Houminer† | 35,440,722 | 319,854 |
| Gloria Messinger† | 35,409,028 | 351,548 |
| Anne Wexler† | 35,394,992 | 365,584 |

† Each will serve as an independent Board member of the fund commencing, subject to the discretion of the Board, on or about January 1, 2007.
In addition James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

At a meeting of the fund's Board of Directors held on June 7 and 8, 2006, the Board considered the re-approval for an annual period (through July 31, 2007) of the Management Agreement with Dreyfus for the fund, pursuant to which Dreyfus provides the fund with invest-ment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in execu-tive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representa-tives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the num-ber of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and adminis-tration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's perfor-mance and placed significant emphasis on comparisons to a group of retail, front-end load emerging markets funds (the "Performance

Group") and to a larger universe of funds, consisting of all emerging markets funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for its Class A shares was below the Performance Group and Performance Universe medians for each of the comparison periods ended April 30, 2006 except the five-year period. The Board noted the fund's attractive absolute return in all periods, with the fund's performance ranging from approximately 24% to 54% for the various periods. The Dreyfus representatives also presented the Board with a comparison of the fund's calendar year total returns to the returns of its benchmark index and noted that, because of the portfolio manager's investment approach, the fund's relative performance has historically tended to be better in down markets than in up markets.

The Board members also discussed the fund's management fee and expense ratio for its Class A shares and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee was higher than the Expense Group and Expense Universe medians, and that the expense ratio was lower than the Expense Group and Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by other mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies and included within the fund's Lipper category, of which there was one (the "Similar Fund"), and by other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). Dreyfus' representatives explained the nature of the Similar Accounts and the differences, from Dreyfus'

perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that the difference in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any

economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by Dreyfus.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement for the fund. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's overall performance, particularly on an absolute basis and in light of the portfolio manager's investment approach as discussed above.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

# For More Information

**Dreyfus Premier
Emerging Markets Fund**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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